SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	August 12, 2020	SINGAPORE
TOKYO
TORONTO

VIA EDGAR

Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 KE Holdings Inc. (CIK No. 0001809587)

Response to the Staff’s Comments on the Amendment No. 2 to

Registration Statement on Form F-1 (File No. 333-240068)

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 11, 2020 on the Company’s Amendment No. 2 to registration statement on Form F-1 filed on August 7, 2020. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibit via EDGAR to the Commission.

To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to Amendment No. 2 to registration statement on Form F-1 filed with the Commission on August 7, 2020, and two copies of the filed exhibit.

The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included the page reference in the Revised Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comment in the Letter Dated August 11, 2020

Amendment No. 2 to Form F-1 filed August 7, 2020

Risk Factors

“ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement . . .”, page 69

1.                                      We note your disclosure in this risk factor that ADS holders waive their right to a jury trial under the deposit agreement and, as such, any claim may be heard only by a judge or justice of the applicable trial court. Section 7.6 of the deposit agreement that was filed with this amendment appears to indicate that claims may only be settled by arbitration. Please revise your risk factors to describe this provision and its impact on ADS holders. Please also address any questions as to enforceability and clarify whether such provision applies to claims under the federal securities laws and whether such provision applies to claims other than in connection with this offering.

The Company respectfully acknowledges the Staff’s comment and advises that Staff that Section 7.6 of the deposit agreement indicates that “[a]ny controversy, claim or cause of action brought by any party hereto against the Company . . ., if so elected by the claimant, shall be settled by arbitration . . .” As such, a claimant may, but is not required to, elect to have the claim settled by arbitration.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 69 of the Registration Statement to highlight the risk relating to the arbitration provision in the deposit agreement.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP